UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

INDUS Realty Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

45580R103
(CUSIP Number)

Jonathan Ain, Esq. Kleinberg, Kaplan, Wolff & Cohen, P.C. 500 Fifth Avenue, New York, New York 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Conversant Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
837,923 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
837,923 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
837,923 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant (as defined in Item 4) in accordance with the Ownership Limitation (as defined in Item 4). See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
Conversant GP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
837,923 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
837,923 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
837,923 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
CM Change Industrial LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
504,590 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
504,590 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
504,590 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
CM Change Industrial II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
333,333

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
333,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
SCHF (GPE), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

1	NAMES OF REPORTING PERSONS
Michael Simanovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
837,923 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
837,923 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
837,923 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant in accordance with the Ownership Limitation. See Item 5(a).
(2)	Calculated in accordance with the Ownership Limitation based on CM Change Industrial LP’s exercise of the Warrant. See Item 5(a).

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 1.	Security and Issuer.
Item 1 is hereby amended and restated to read as follows:
This Statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 (the “Common Stock” or “Shares”), of INDUS Realty Trust, Inc. (formerly Griffin Industrial Realty, Inc.) (the “Issuer”). The Issuer’s principal executive office is located at 641 Lexington Avenue, New York, New York 10022.
Item 2.	Identity and Background.
Item 2 is hereby amended and restated to read as follows:
(a)            This Schedule 13D is being filed by (i) Conversant Capital LLC, a Delaware limited liability company (“Conversant Capital”), (ii) Conversant GP Holdings LLC, a Delaware limited liability company (“Conversant GP”), (iii) CM Change Industrial LP, a Delaware limited partnership (“CM Change”), (iv) CM Change Industrial II LP, a Delaware limited Partnership (“CM Change II”), (v) SCHF (GPE), LLC, a Delaware limited liability company (“SCHF”), and (vi) Michael Simanovsky, a natural person (“Mr. Simanovsky,” and together with Conversant Capital, Conversant GP, CM Change, and SCHF, collectively, the “Reporting Persons”).

(b)            The principal business address for each of Conversant Capital, Conversant GP, CM Change, CM Change II and Mr. Simanovsky is 90 Park Avenue, 32nd Floor, New York, New York 10016.  The principal business address for SCHF is 5237 HHR Ranch Road, Suite 2, Wilson, Wyoming 83014.
(c)            The principal business of Conversant Capital and Conversant GP is investment and/or investment management, including management of CM Change, CM Change II and other funds.  Conversant GP serves as the general partner of CM Change and CM Change II.
The principal business of each of CM Change and CM Change II is acquiring, holding and disposing of investment securities.
The principal business of SCHF is serving as the sole ultimate general partner or similar entity of related entities, including SCHF (M) PV, L.P., a Delaware limited partnership (“SCHF PV”), which are engaged in making investments.
The principal occupation of Mr. Simanovsky is serving as the sole managing member of Conversant GP and Conversant Capital.
(d) – (e)    During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of Conversant Capital, SCHF and Conversant GP is a Delaware limited liability company. Each of CM Change and CM Change II is a Delaware limited partnership.  Mr. Simanovsky is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
All of the Shares to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the working capital or personal funds of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $47,247,840,1 excluding commissions.

1 Conversant to confirm.  Updated to reflect purchase of additional 333,333 shares at a price of $60 per share.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by adding the following at the end thereof:
On March 3, 2021, CM Change II purchased 333,333 Shares in an offering by the Issuer. The foregoing description of the offering  is qualified in its entirety by the Issuer’s Prospectus Supplement on Form 424(b)(5), filed with the Securities Exchange Commission on March 3, 2021.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a)            As of the date hereof, each of Conversant Capital, Conversant GP and Mr. Simanovsky collectively may be deemed to beneficially own 837,923 shares of Common Stock, which excludes 504,590 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the respective cover pages for such Reporting Persons. CM Change may be deemed to beneficially own 504,590 shares of Common Stock, which excludes 504,590 shares of Common Stock issuable upon exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for CM Change. CM Change II may be deemed to beneficially own 333,333 shares of Common Stock. SCHF, due to its role as the general partner of SCHF PV, may be deemed to beneficially own 0 shares of Common Stock, excluding 504,590 shares of Common Stock issuable upon the exercise of the Warrant held by CM Change, as indicated in the footnotes on the cover page for SCHF. The filing of this Schedule 13D shall not be construed as an admission that either SCHF or SCHF PV are the beneficial owner of any securities covered by this Schedule 13D, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 7,413,040 shares of Common Stock outstanding (excluding the number of shares issuable if the underwriters exercise their option to purchase additional shares in full) upon completion of the offering described in the Issuer’s Prospectus Supplement on Form 424(b)(5), filed with the Securities Exchange Commission on March 3, 2021.
The Warrant contains restrictions on exercise such that it may not be exercised if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (“Section 13(d)”)) in excess of 9.90% of all of the Common Stock outstanding at such time (the “Ownership Limitation”). Each of the Reporting Persons (other than CM Change II) disclaims beneficial ownership of any and all shares of Common Stock issuable upon the exercise of the Warrant to the extent that such exercise would cause aggregate beneficial ownership of  CM Change or its affiliates to exceed or remain above the Ownership Limitation.
Item 5(b) is hereby amended and restated to read as follows:
(b)            As of the date hereof, CM Change beneficially owned 504,590 issued and outstanding Shares, and none of the Shares issuable upon exercise of the Warrant, constituting approximately 6.8% of the outstanding Common Stock, and CM Change II beneficially owned 333,333 issued and outstanding Shares, constituting approximately 3.3% of the outstanding Common Stock. As of the date hereof, SCHF beneficially owned 0 issued and outstanding Shares, excluding 504,590 Shares issuable upon the exercise of the Warrant held by CM Change, constituting 0% of the outstanding Common Stock. Conversant GP, Conversant Capital, and Mr. Simanovsky may be deemed to beneficially own the Shares owned directly by CM Change and CM Change II. Conversant Capital, Conversant GP and Mr. Simanovsky have shared voting and dispositive power over the Shares directly held by CM Change and CM Change II and the Warrant. SCHF, due to its role as the general partner of SCHF PV, shares dispositive power over the Warrant with CM Change.
Item 5(c) is hereby amended to add the following:
(c)            Except as described in Item 4 hereof, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following language:
As of January 11, 2021, the Issuer provided the waiver contemplated by the Securities Purchase Agreement. The Issuer and CM Change expect to amend the waiver in connection with CM Change II’s acquisition of Shares described in Item 4 above.
The Reporting Persons have amended and restated that certain joint filing agreement, dated as of September 3, 2020, in its entirety pursuant to that certain Amended and Restated Joint Filing Agreement dated as of March 5, 2021,  a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference.
On March 3, 2021, CM Change II purchased 333,333 Shares an offering by the Issuer, as described in Item 4 above.
Item 7.	Materials to be Filed as Exhibits.
Exhibit 99.6
Amended and Restated Joint Filing Agreement to Schedule 13D by and among Conversant Capital LLC, Conversant GP Holdings LLC, CM Change Industrial LP, CM Change Industrial II LP, SCHF (GPE), LLC and Michael Simanovsky, dated as of March 5, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2021

CONVERSANT CAPITAL LLC

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CONVERSANT GP HOLDINGS LLC

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CM CHANGE INDUSTRIAL LP

By:	Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

CM CHANGE INDUSTRIALII LP

By:	Conversant GP Holdings LLC, its general partner

By:	/s/ Michael Simanovsky
Name:	Michael Simanovsky
Title:	Managing Member

SCHF (GPE), LLC

By:	/s/ Kevin Kelly
Name:	Kevin Kelly
Title:	Managing Member

/s/ Michael Simanovsky
MICHAEL SIMANOVSKY